UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: October 31, 2018
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FORM 12b-25	SEC FILE NUMBER
814-00710
NOTIFICATION OF LATE FILING	CUSIP NUMBER
741865109

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Princeton Capital Corporation
Full Name of Registrant

Former Name if Applicable

4422 Route 27, Building C, Suite 1, Box 89
Address of Principal Executive Office (Street and Number)

Kingston, New Jersey 08528-0089
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On March 13, 2015, Princeton Capital Corporation (the “Registrant”) completed the acquisition of the investment portfolio and certain other assets of Capital Point Partners, L.P. and Capital Point Partners II, L.P. (the “Acquisition”). The Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 could not be filed within the prescribed time period due to delays experienced in finalizing the accounting for the Acquisition. On June 2, 2016, the Registrant filed its quarterly report on Form 10-Q for the quarter ended March 31, 2015.

On June 19, 2015, as previously disclosed, the Registrant dismissed Boulay PLLP as its independent registered audit firm and engaged Crowe Horwath LLP (“Crowe Horwath”) as its new independent registered audit firm, effective the same date. Crowe Horwath required additional time to conduct their review of the Acquisition. For these reasons the Registrant could not complete the filing of its quarterly report on Form 10-Q for the quarter ended June 30, 2015 within the prescribed time period without unreasonable effort and expense. On August 10, 2016, the Registrant filed its quarterly report on Form 10-Q for the quarter ended June 30, 2015.

On or about September 9, 2015, Capital Link Fund I, LLC, a Delaware limited liability company, CT Horizon Legacy Fund, LP, a Delaware limited partnership, Capital Point Partners, LP, a Delaware limited partnership, and Sema4, Inc., a Massachusetts corporation (collectively, the “Plaintiffs”) filed a lawsuit, captioned Capital Link Fund I, LLC, et al. v. Capital Point Management, LP, et al., C.A. No. 11483-VCN (the “Litigation”), in the Delaware Court of Chancery against certain defendants including the Registrant, seeking, among other things, to rescind the transfer of certain assets to the Registrant that were transferred pursuant to the Acquisition.

On October 19, 2015, as previously disclosed, Crowe Horwath resigned as the Registrant’s independent public accounting firm, effective the same date. The Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 could not be filed within the prescribed time period due to delays experienced in defending itself in the Litigation and the resignation of Crowe Horwath as the Registrant’s independent public accounting firm. On September 19, 2016, the Registrant filed its quarterly report on Form 10-Q for the quarter ended September 30, 2015.

On January 19, 2016, as previously disclosed, the Plaintiffs and certain settling defendants, including the Registrant, entered into a Settlement Agreement in regards to the Litigation.

On March 15, 2016, as previously disclosed, the Registrant engaged WithumSmith&Brown, PC (“WithumSmith”) as its new independent registered public accounting firm to audit the Registrant’s financial statements for the fiscal year ending December 31, 2015 and to perform procedures related to the financial statements included in the Registrant’s quarterly reports on Form 10-Q, beginning with the quarter ended March 31, 2015. For these reasons, the Registrant could not complete the filing of its quarterly report on Form 10-Q for the period ended March 31, 2016, June 30, 2016, and September 30, 2016 without unreasonable effort and expense. As stated above, the Registrant and WithumSmith have filed the past due Form 10-Q’s for the quarters ended March 31, 2015, June 30, 2015, and September 30, 2015, and are on track to file the Form 10-K for the fiscal year ended December 31, 2015 in December, 2016.

The Registrant and WithumSmith are working diligently to complete the past due Form 10-Q’s and Form 10-K.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory J. Cannella	609	270-5112
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

Form 10-K for the fiscal year ended December 31, 2015, Form 10-Q for the quarter ended March 31, 2016, and Form 10-Q for the quarter ended June 30, 2016

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Princeton Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2016	By	/s/ Gregory J. Cannella
Gregory J. Cannella
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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